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                                                                Exhibit 99(a)(7)

                       PP&L Resources Announces It Will
                        Commence Offers to Purchase All
                     Outstanding Shares of Preferred Stock
                     of Pennsylvania Power & Light Company
                     -------------------------------------


ALLENTOWN, Pennsylvania, February 28, 1997 -- PP&L Resources, Inc. (NYSE: PPL) announced today (2/28) that on Monday, March 3, it will commence offers to purchase any and all of the outstanding shares of Preferred Stock of its utility subsidiary, Pennsylvania Power & Light Company, at the prices indicated below for such shares:

                                                    Purchase Price
                                                      Per Share
                                                    --------------

            4 1/2% Preferred Stock                    $ 80.00
            3.35% Series Preferred Stock              $ 52.02
            4.40% Series Preferred Stock              $ 70.51
            4.60% Series Preferred Stock              $ 73.72
            5.95% Series Preferred Stock              $103.93
            6.05% Series Preferred Stock              $104.37
            6.125% Series Preferred Stock             $104.72
            6.15% Series Preferred Stock              $103.68
            6.33% Series Preferred Stock              $104.63
            6.75% Series Preferred Stock              $109.17

                  Each of the offers is independent and is not conditioned upon a minimum number of shares being tendered. Each offer is being made only by means of, and is subject to, certain other terms and conditions as set forth in the Offer to Purchase dated March 3, 1997 and the related Letter of Transmittal. The offer and withdrawal rights for the 4 1/2% preferred stock and each series of series preferred stock will expire at 12:00 midnight, New York City time, on Friday, April 4, 1997, unless the offer for such series is extended.

                  Holders of record on March 10, 1997 of tendered shares will be entitled to the regular quarter dividend payable on April 1, 1997 irrespective of when they tender their shares. Holders of shares purchased pursuant to the offer will not be entitled to any dividends in respect of any later dividend periods.

                 The Dealer Manager for the offer is Merrill Lynch & Co. and the Depositary for the tendered shares is Norwest Bank Minnesota, N.A. Questions or requests for assistance may be directed to Georgeson & Company, Inc., the Information Agent, at 800/223-2064 or Merrill Lynch & Co. at 888/ML4-TNDR (888/654-8637).

                  This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The offers are made solely by the Offer to Purchase, dated March 3, 1997, and are not being made to (nor will tenders be accepted from or on behalf of) holders of shares residing in any jurisdiction in which the making of the offers or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction, the securities
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laws of which require the offers to be made by a licensed broker or dealer, the offers shall be deemed made on behalf of PP&L Resources by one or more brokers or dealers licensed under the laws of such jurisdiction.

                  PP&L Resources, Inc., based in Allentown, Pa., is the parent company of Pennsylvania Power & Light Company Co., Power Markets Development Co. and Spectrum Energy Services Corp.

                  Pennsylvania Power & Light supplies electricity to a 10,000-square-mile area of 29 countries in Central Eastern Pennsylvania. Among the communities is serves are Allentown, Bethlehem, Harrisburg, Hazleton, Lancaster, Scranton, Wilkes-Barre and Williamsport.